UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2023

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 8, 2023, Immatics N.V. (the “Company” or “Immatics”) provided interim data from its ongoing Phase 1 trial with ACTengine® IMA203 GEN1, with a focus on IMA203 GEN1 in melanoma at the recently defined recommended Phase 2 dose (“RP2D”), and IMA203CD8 GEN2 TCR-T both as monotherapy in patients with recurrent and/or refractory solid cancers. The data cutoff was September 30, 2023.

IMA203 GEN1 in Melanoma Patients Treated as RP2D

•	16 PRAME-positive patients with cutaneous, uveal or melanoma of unknown primary origin were infused with IMA203 GEN1 at the RP2D (1-10x10[9] total TCR-T cells) across Phase 1a or Phase 1b Cohort A.

•	Safety Data:

o	All 16 patients experienced expected cytopenia (Grade 1-4) associated with lymphodepletion as expected. Patients had mostly mild-moderate cytokine release syndrome (“CRS”), of which 10 patients (63%) had Grade 1 CRS, and 5 patients (31%) had Grade 2 CRS, and 1 patient (6%) had Grade 3 CRS.

o	One non-serious, mild (Grade 1) immune effector cell associated neurotoxicity syndrome (“ICANS”) was observed.

o	No dose-dependent increase of CRS, no dose-limiting toxicity, and no IMA203-related death was observed.

o	The most common Grade ≥3 treatment-emergent adverse events (“TEAEs”) observed across all dose levels (N=49) and at the RP2D (N=28) for all patients are set forth in the tables below:

TEAEs by maximum severity for all patients in Phase 1a dose escalation and Cohort A dose expansion (N=49)[1]

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	49	100.0
Adverse Events of Special Interest	2	4.1
Cytokine release syndrome	2	4.1
ICANS[2]	0	0.0
Blood and lymphatic system disorders	**48**	**98.0**
Neutropenia	36	73.5
Lymphopenia	27	55.1
Leukopenia	26	53.1
Anaemia	24	49.0
Thrombocytopenia	17	34.7
Cytopenia	1	2.0
Leukocytosis	1	2.0
Lymphocytosis	1	2.0
Investigations	**9**	**18.4**
Neutrophil count decreased	4	8.2
Alanine aminotransferase increased	2	4.1
Aspartate aminotransferase increased	2	4.1
White blood cell count decreased	2	4.1
Blood alkaline phosphatase increased	1	2.0
Blood creatinine increased	1	2.0
Blood fibrinogen decreased	1	2.0
Infections and infestations	**7**	**14.3**
Appendicitis	1	2.0
COVID-19	1	2.0
Enterococcal infection	1	2.0
Infection	1	2.0
Orchitis	1	2.0
Sepsis[4,5]	1	2.0
Septic shock[4]	1	2.0
Urinary tract infection	1	2.0
Respiratory, thoracic and mediastinal disorders	**6**	**12.2**
Hypoxia	3	6.1
Bronchial obstruction	1	2.0
Laryngeal inflammation	1	2.0
Pleural effusion	1	2.0
Respiratory failure	1	2.0
Vascular disorders	**6**	**12.2**
Hypertension	4	8.2
Hypotension	2	4.1
table continued...		
General disorders and administration site conditions	**4**	**8.2**
Condition aggravated[4]	1	2.0
Fatigue	1	2.0
Pyrexia	1	2.0
Swelling face	1	2.0
Metabolism and nutrition disorders	**4**	**8.2**
Hypokalaemia	3	6.1
Failure to thrive	1	2.0
Hypophosphataemia	1	2.0
Gastrointestinal disorders	**2**	**4.1**
Abdominal pain	1	2.0
Diarrhoea	1	2.0
Vomiting	1	2.0
Injury, poisoning and procedural complications	**2**	**4.1**
Humerus fracture	1	2.0
Infusion related reaction	1	2.0
Renal and urinary disorders	2	4.1
Acute kidney injury	1	2.0
Proteinuria	1	2.0
Skin and subcutaneous tissue disorders	**2**	**4.1**
Rash maculo-papular	2	4.1
Cardiac disorders	**1**	**2.0**
Atrial fibrillation[3]	1	2.0
Endocrine disorders	**1**	**2.0**
Inappropriate antidiuretic hormone secretion	1	2.0
Eye disorders	**1**	**2.0**
Ulcerative keratitis	1	2.0
Hepatobiliary disorders	**1**	**2.0**
Cholangitis	1	2.0
Immune system disorders	**1**	**2.0**
Contrast media allergy	1	2.0
Musculoskeletal and connective tissue disorders	**1**	**2.0**
Muscle spasms	1	2.0
Nervous system disorders	**1**	**2.0**
Headache	1	2.0
Reproductive system and breast disorders	**1**	**2.0**
Vaginal haemorrhage	1	2.0

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); 1 Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; 4 Fatal Adverse events were not considered related to any study drug; 5 Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells.

TEAEs by maximum severity for all patients in Ph1a dose escalation DL4 and Ph1b Cohort A dose expansion (RP2D, N=28)[1]

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	28	100.0
Adverse Events of Special Interest	**1**	**3.6**
Cytokine release syndrome	1	3.6
ICANS[2]	0	0.0
Blood and lymphatic system disorders	**27**	**96.4**
Neutropenia	18	64.3
Anaemia	14	50.0
Leukopenia	13	46.4
Lymphopenia	11	39.3
Thrombocytopenia	9	32.1
Leukocytosis	1	3.6
Lymphocytosis	1	3.6
Investigations	**7**	**25.0**
Neutrophil count decreased	4	14.3
Alanine aminotransferase increased	2	7.1
Aspartate aminotransferase increased	2	7.1
White blood cell count decreased	2	7.1
Blood alkaline phosphatase increased	1	3.6
Infections and infestations	**3**	**10.7**
Infection	1	3.6
Septic shock[3]	1	3.6
Urinary tract infection	1	3.6
Respiratory, thoracic and mediastinal disorders	**3**	**10.7**
Hypoxia	2	7.1
Laryngeal inflammation	1	3.6
Vascular disorders	**3**	**10.7**
Hypotension	2	7.1
Hypertension	1	3.6
Metabolism and nutrition disorders	**2**	**7.1**
Failure to thrive	1	3.6
Hypokalaemia	1	3.6
Hypophosphataemia	1	3.6
Eye disorders	**1**	**3.6**
Ulcerative keratitis	1	3.6
table continued...		
General disorders and administration site conditions	**1**	**3.6**
Pyrexia	1	3.6
Hepatobiliary disorders	**1**	**3.6**
Cholangitis	1	3.6
Injury, poisoning and procedural complications	**1**	**3.6**
Humerus fracture	1	3.6
Musculoskeletal and connective tissue disorders	**1**	**3.6**
Muscle spasms	1	3.6
Nervous system disorders	**1**	**3.6**
Headache	1	3.6
Skin and subcutaneous tissue disorders	**1**	**3.6**
Rash maculo-papular	1	3.6

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); 1 One patient in Phase 1a DL4 with disease progression after first IMA203 infusion received exploratory second IMA203 infusion and had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 Fatal Adverse events were not considered related to any study drug

•	Clinical Activity:

o	13 out of 16 melanoma patients infused at RP2D were evaluable for efficacy analysis based on at least one tumor response assessment being available post treatment. These patients received a median total infused dose of 1.73x10[9] IMA203 TCR-T cells (range 1.07-5.12x10[9] TCR-T cells).

o	Most patients were heavily pre-treated with a median of 4 lines of systemic therapies, thereof a median of 2 lines of checkpoint inhibitors. All 8 cutaneous melanoma patients were checkpoint inhibitor-refractory and 5 of 8 cutaneous melanoma patients were BRAF inhibitor-pretreated.

o	50% (6/12) cORR and 62% (8/13) initial objective response rate (“ORR”) (according to RECIST 1.1).

o	Durability of responses ongoing beyond 12 months in one patient and 15 months in two patients after treatment.

o	Median duration of response (“mDOR”) was not reached (min. 2.2+ months, max. 14.7+ months) at a median follow-up (“mFU”) of 14.4 months.

o	The best overall response and response over time for melanoma patients in Phase 1a and Phase 1b Cohort A at the RP2D are set forth in the charts below:

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response.

IMA203CD8 GEN2

•	12 PRAME-positive patients were infused with IMA203CD8 GEN2 across DL3 (0.2-0.48x10[9] TCR-T cells/m2 BSA), DL4a (0.481-0.8x10[9] TCR-T cells/m2 BSA) and DL4b (0.801-1.2x10[9] TCR-T cells/m2) in Cohort C with a median total infused dose of 1.17x10[9] IMA203CD8 TCR-T cells (range 0.64-2.05x10[9] TCR-T cells).

•	All patients were heavily pre-treated with a median of 3 lines of systemic therapies.

•	Safety Data:

o	All patients experienced cytopenia (Grade 1-4) associated with lymphodepletion as expected. 11 out of 12 patients (92%) experienced a CRS, of which 8 patients (67%) had Grade 1 or 2 CRS, 2 patients (17%) had Grade 3 CRS, and 1 patient (8%) had a Grade 4 CRS. The latter patient also had a reported Grade 4 neurotoxicity.

o	No ICANS or neurotoxicity was reported for the other patients.

o	No IMA203CD8-related deaths were observed.

o	DLTs were reported for 2 of 4 patients treated at DL4b. No DLT was reported for 4 patients treated at DL3 or 4 patients treated at DL4a. The DL4a dose cohort is ongoing.

o	The most common Grade ≥3 TEAEs observed are set forth in the table below:

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where no event was documented; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); 1 DLT: Dose limiting toxicity in patient DL4b-04. 2 DLTs in patient DL4b-01.

•	Clinical Activity:

o	Initial clinical activity was observed with a cORR of 56% (5/9) and initial ORR of 58% (7/12) (RECIST 1.1).

o	6 of 7 responses (including two unconfirmed responses with no subsequent scan available at data cut-off) were ongoing at data cut-off with longest response at >12 months after infusion.

o	mDOR was not reached (min. 2.0+ months, max. 11.5+ months) at a mFU of 4.8 months.

o	Reduction of tumor size was observed in 11 out of 12 patients, with a deepening of response from initially stable disease (“SD”) to partial response (“PR”) observed in two patients.

o	The best overall response and response over time for IMA203CD8 GEN2 are set forth in the charts below:

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; CPI: Checkpoint Inhibitor .

o	Translational data showed enhanced pharmacology of IMA203CD8 GEN2: trend towards responses at lower T cell dose and higher tumor burden compared to IMA203 GEN1, IMA203CD8 GEN2 achieved higher peak expansion (Cmax) when normalized to infused dose and T cells showed higher, initial activation levels without exhaustion over time.

Development Path for IMA203 GEN1 and IMA203CD8 GEN2 Monotherapies

The goal of Immatics’ development strategy is to make its cell therapies targeting PRAME available to the broadest possible solid cancer patient population with an initial focus on the US market. To achieve this, Immatics has announced a three-step development strategy for leveraging the full breadth of PRAME, a target that is highly expressed in various solid cancers.

1.	Focus on IMA203 GEN1 in cutaneous melanoma (potentially bundled with uveal melanoma), targeted to enter a registration-enabling Phase 2 clinical trial in 2024. Discussions with FDA to align on patient population, clinical trial design and CMC aspects are ongoing under the RMAT designation achieved for IMA203 GEN1 in multiple cancer types including cutaneous and uveal melanoma. There are up to 3,300 HLA-A*02 and PRAME-positive cutaneous and uveal melanoma last-line patients per year in the US. A next update on the clinical development plan is expected in the first quarter of 2024.

2.	In parallel, commence dedicated dose expansion cohorts for signal finding in ovarian and uterine cancer, preferentially with IMA203CD8 GEN2. Enrollment of patients with these cancer types is already ongoing. There are up to 9,000 HLA-A*02 and PRAME-positive ovarian and uterine last-line cancer patients per year in the US.

3.	The development of a broader tumor-agnostic label in PRAME+ solid cancers, including in NSCLC, triple-negative breast cancer, and others. This could leverage the full potential of PRAME across multiple solid cancer types.

* * *

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and provided a presentation, a copy of which is attached hereto as Exhibit 99.2, and made available an updated corporate presentation, a copy of which is attached hereto as Exhibit 99.3.

Certain statements in this report may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing and outcome of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this report are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1, 99.2 and 99.3 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351, 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 8, 2023
99.2	Presentation dated November 8, 2023
99.3	Corporate presentation dated November 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: November 8, 2023
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer